SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 26, 2006

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated December 25, 2006 re: Partner Communications Reports Appointment of David Avner as CEO.

PARTNER COMMUNICATIONS REPORTS
Appointment of David Avner as CEO

Will succeed Amikam Cohen, Company Founding CEO,
on January 1st 2007

Rosh Ha’ayin, Israel, December 25th, 2006 – Partner Communications Company Ltd. (“Partner”) (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, today announced the appointment of David Avner as CEO of Partner effective 1 January 2007. Mr. Avner, presently Deputy CEO and COO, will succeed Mr. Amikam Cohen, Partner’s founding CEO.

Mr. Canning Fok, Partner’s Chairman of the Board congratulated Mr. Avner on his appointment. He also thanked Mr. Cohen for his most excellent contribution to the Company. He said that under Mr. Cohen’s leadership, Partner became a leading mobile operator after launching in 1999 from well behind the encumbents. He added that Partner is now a model of business excellence, having created major value for its shareholders, customers and employees. On leaving the post of CEO, Mr. Cohen will be an adviser to the Company.

Mr. Cohen said today that he will be leaving the post of Company’s CEO with pride at the achievements of the Company’s management and employees. He added that David Avner’s leadership and determination have already been demonstrated and that he is confident that David will continue to lead the Company to future growth and achievements.

Mr. Cohen also thanked Mr. Fok and the members of the Board for their continued support of the Company, and for their contribution to its successes.

Mr. Avner thanked the Chairman, the Board and Amikam Cohen for the trust put in him. He added that he will be taking over the helm of a Company he knows and admires and that is one of Israel’s most respected companies.

Mr. Avner was appointed as Partner’s Deputy CEO on April 2005 and as of January 1st 2006 served also as the Company’s COO. In the two years prior to joining Partner, he served as Senior Vice President of Operations and Member of the Executive Management at Amdocs Limited. Previously he served at Amdocs as Group President Europe and LATAM & Member of Management. Prior to that, Mr. Avner served at Strauss Dairy Ltd. for 17 years, the last four as General Manager of the Dairy Division. Mr. Avner was also the Plant Manager of Strauss Ice Creams Ltd., and Manager of Information Systems at Strauss Dairy Ltd. He also served as active Director of Yotvata Dairies Subsidiary since 1998.

Mr. Avner holds a B.A. in Mathematics/Computer Sciences & Philosophy from Haifa University in Israel and an MBA degree from the Technion, Israel Institute of Technology.

About Partner Communications

Partner Communications Company Ltd. (Partner) is a leading Israeli mobile communications operator providing GSM/ GPRS/ UMTS services and wire free applications under the orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality service and a range of features to 2.626 million subscribers in Israel. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on The NASDAQ Global Select Market™ and on the Tel Aviv Stock Exchange under the symbol PTNR. The shares are also traded on the London Stock Exchange under the symbol PCCD.

Partner is a subsidiary of Hutchison Telecommunications International Limited (Hutchison Telecom). Hutchison Telecom is a leading listed telecommunications operator (SEHK: 2332; NYSE: HTX) focusing on dynamic markets. It currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in India, Israel, Macau, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

For more information about Partner, see www.investors.partner.co.il

Contacts:

Mr. Emanuel Avner		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, Investor and International Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail:	emanuel.avner@orange.co.il	E-mail:	dan.eldar@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: December 26, 2006